Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2009, Eddie Bauer Holdings, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Eddie Bauer Holdings, Inc.
(the Company), effective at the opening of the trading session on July 20, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b) and IM-5100-1. The Company was notified of the Staffs determination on June 17, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 26, 2009.